02050799

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 15, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of a Press Release Announcing Second Quarter and First Half 2002 Results.

CSN

for immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Isabel Viera
Thomson Financial
+1 (212) 701-1823
isabel.vieira@tfn.com
www.thomsonfinancial.com

CSN ANNOUNCES SECOND QUARTER AND FIRST HALF 2002 RESULTS

(Rio de Janeiro, Brazil, August 15, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for the quarter and half year ended June 30, 2002. The Company's unaudited results are presented according to the Brazilian GAAP Corporate Law and are stated in Brazilian *Reais* (R$). The quarterly figures below pertain mostly to the Company's unconsolidated results and **all comparisons, unless stated otherwise, are related to the same period of 2001.** On June 30, 2002, one U.S. Dollar (US$) was equivalent to R$2.8444.

Highlights

- Operating Income before financial and equity results grew 11% to R$245 million in the 2Q02, reflecting higher sales volume, higher prices in the domestic market and lower cost of goods sold, on a per tonne basis.
- Sales volume in the second quarter 2002 totaled 1.2 million tonnes of finished products and slabs (slabs accounting for 12% of this total), 17% higher than in 2001. In the first half of 2002, sales volume totaled 2.4 million tons (15% of which were slabs), also 17% higher than the same period in 2001. The higher productivity of Blast Furnace #3 (BF#3) following maintenance in the middle of 2001 allowed the Company to export excess slabs that exceeded its rolled-steel production needs. Furthermore, in 2001 there was a reduction in hot rolled exports in preparation for the stoppage of Hot Strip Mill #2 (HSM#2), which began in July 2001. Net sales revenue was 20% higher in 2Q02, totaling R$1.0 billion. Net sales revenue for the first half of 2002 totaled R$1.9 billion, 15% higher than the same period in 2001.
- The strong operating performance contributed to EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion), of R$412 million, 33% higher than in 2Q01. In the first half of 2002, EBITDA was 20% higher, totaling R$788 million, with consolidated EBITDA totaling R$813 million.


EBITDA
In millions of R$
345
357
309
333
233
494
385
514
376
390
411
423
1 Q 01
2 Q 01
3 Q 01
4 Q 01
1 Q 02
2 Q 02
Parent Company
Consolidated

- Despite very good operating income before financial and equity results, CSN recorded a net loss of R$210 million (R$2.92 per ADR) in 2Q02, with an accumulated loss of R$407 million (R$5.68 per ADR) for the six-month period. The main reason for this loss was the amortization of deferred exchange-related losses incurred in 1999 and 2001, which totaled R$146 million in 2Q02 and R$475 million in the first half of 2001. Furthermore, the 22.6% depreciation of the Brazilian Real during the first half of 2002 impacted the financial result, despite the Company's currency hedging position, since part of the hedging instruments utilized have a non-linear behavior related to the exchange rate until the due date (Options). For the consolidated figures, CSN had a net loss of R$408 million, compared to a net loss of R$187 million in the first half of 2001.

Production and Production Costs

In 2Q02, production output totaled 1.3 million tons, almost twice the amount in 2Q01, due to the revamping that began in May 2001 on BF#3, which reduced output to 0.7 million tons. For the first six months of 2002, crude steel output totaled 2.5 million tons, 33% higher than the same period in 2001, while rolled steel production remained flat at 2.3 million tons (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly differs from inventory deposits due to normal process losses).

Total Production Costs


15% (Dep)
30%
19% (GC)
7% (E/F)
11%
18%
1 F 01
19% (Dep)
39%
23% GC
7% (E/F)
12%
1 H 02
Raw Materials
Outsourced Slabs
Labor
Energy/Fuel
General Costs
Depreciation (Dep)

Production costs in 2Q02 and first half of 2002 were lower, on a per tonne basis, although affected by the increase in coal prices, due to the annual contract renewal in July 2001 and the higher dollar exchange rate, which was 9% and 13% higher than in 2Q02 and 1H02, respectively. The consumption of outsourced slabs, during the revamping of BF#3, contributed to cost increases in 2001.

Total production costs maintained their relative proportions, with the exception of raw materials costs, which in 2001 were impacted by a higher portion of outsourced slabs due to the maintenance of BF#3. In addition, depreciation was R$37 million higher in 2002, reflecting the lower utilization of equipment in 2001 and the start up of two major projects – the revamping of of BF#3 and HSM#2.

Sales

Sales volume of finished products and slabs totaled 1.2 million tonnes, 17% higher than in 2Q01. This amount includes 137,000 tonnes of exported slabs. In the first six months of 2002, sales volume totaled 2.4 million tons, 17% higher than in 2001 with 328,000 tons of exported slabs.


SALES VOLUME
In Thousands of tonnes
1,018
1,029
798
1,138
1,196
1,200
84%
86%
90%
71%
72%
75%
16%
14%
10%
29%
28%
25%
1 Q 01
2 Q 01
3 Q 01
4 Q 01
1 Q 02
2 Q 02
Exports
Domestic Market

The domestic market accounted for 75% of total sales volume in 2Q02 compared to 86% in the same period of 2001. In the first half of 2002, domestic sales volume accounted for 73% of total sales, compared to 85% in 2001.

Higher value-added galvanized steel and tin mill products accounted for 33% of total sales volume in the first half of 2002, compared to 44% last year. Considering only finished products (excluding slab sales, which accounted for 15% of sales volume in 1H02), coated steel products accounted for 39% of total sales volume.

CSN´s consolidated sales volume was 2.4 million tonnes in the 1st half of 2002, compared to 2.1 million tonnes last year. The 28 thousand-tonne difference when compared to the Parent Company's sales volume is basically due to sales realized by CISA. In 2002, coated products accounted for 36% of total sales volume in 2002 (42%, excluding slab sales). This difference in sales mix is mainly attributable to the sale of galvanized products by CISA and GalvaSud, the latter being produced from cold rolled steel purchased from CSN.

Operating Results

Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 20% to R$1.0 billion in 2Q02. The 17% higher sales volume and 10% higher average prices in the domestic market were responsible for this increase. The average selling price in the export market was 23% lower, due to a higher portion of slab sales, but considering only rolled finished products, average export prices fell only 3%, due to a change in sales mix and countries. Domestic sales accounted for 81% of total sales volume compared to 87% in 2001.

In the first half of 2002, net revenues totaled R$1.9 billion, 15% higher than in the previous year, with domestic sales accounting for 82% of total revenues compared to 86% in 1H01. This improvement was due to 17% higher sales volume and 7% higher average prices in the domestic market. Consolidated net revenues totaled R$2.1 billion in the first half, 11% higher than in the same period in 2001. The difference between the Parent Company and the Consolidated figures is due, in part, to the sale of surplus energy in the amount of R$72 million through CSN's subsidiary - *CSN Energia*.

In 2Q02, cost of goods sold (COGS) was 9% higher, totaling R$600 million. Higher sales volume was the main reason behind this increase. Higher depreciation also added R$37 million, but on a per tonne basis, the cost of steel products had a 7% reduction. For the first six months of 2002, COGS totaled R$1,177 million, 12% higher than the previous year, due to higher sales volume and(an increase in depreciation during the period, but COGS, on a per tonne basis, dropped 5%. Consolidated COGS was R$1,305 million, 13% higher than in 1Q01.

The gross margin expansion to 40.6% in 2Q02 compared to 34.7% in 2Q01 is due mainly to higher selling prices in the domestic market and to lower per tonne production costs. In the first half of 2002 gross margin was 39.3%, or 1.6 percentage points higher than in 1H01. Consolidated gross margin was in line with that of the Parent Company, at 39.1%.

SG&A expenses

In 2Q02 SG&A expenses, without depreciation, totaled R$113.3 million, R$51 million higher than in 2Q01. The main reasons for this increase were R$9 million higher distribution expenses (freight and insurance), a function of higher export volume in this quarter, R$11 million in management bonuses distributed (in 2001 distribution was made in the first quarter) and the positive adjustment in provision for doubtful accounts made in 2001 – an impact of R$22 million. The transfer of the provision for the profit sharing program in 2002 to administrative expenses, in the amount of R$7 million, also contributed to this increase, since in 2001 this provision was included in other operating income/expenses.

In the first six months of 2002, SG&A expenses totaled R$214 million, 44% higher (or R$65 million) than in 1H01, for the same reasons mentioned above, R$18 million of which was related to distribution expenses, R$25 million to the adjustment to provision for doubtful accounts in 2001 and R$18 million to the inclusion of profit sharing provisions to the SG&A line of the income statement.

EBITDA

EBITDA in 2Q02 was 33% higher, totaling R$412 million. EBITDA margin (EBITDA/Net revenues) was 40.8%, 4 percentage points higher than in 2Q01. In the first half of 2002, EBITDA totaled R$788 million, 20% higher than the same period in 2001, with an EBITDA margin of 40.6%, among the highest in the world for a steel company. Consolidated EBITDA also grew by 18% and reached R$813 million, with an EBITDA margin of 37.9%. Surplus energy sales, which in the first half of 2001 generated a 50% EBITDA margin, presented a 28% EBITDA margin in 2002, contributing to the decrease in the consolidated margin. The decline in energy sales margin reflects the decrease in prices in the Wholesale Energy Market, since the end of the power rationing.

Other operating income (expenses)

In 2Q02, the Company recorded a net expense of R$43 million, R$40 million higher than in 2Q01, due mainly to provisions for contingencies and a provision to recognize the unfunded pension liability, which began in January 2002, according to CVM Rule 371/2000.

In the first half of 2002, such expenses totaled R$91 million, or R$59 million higher than the same period in 2001 for the reasons mentioned above.

Net financial results

After the issuance of debentures in the local market, the cost of gross debt was reduced from 7% to 6%, in dollar terms. Including the hedging instruments held against U.S. dollar denominated liabilities, the real cost of debt as per net financial revenues (expenses), including swap contracts, is approximately equal to the Brazilian CDI (Interbank Loan Rate).

With the recent appreciation of the U.S. dollar, this policy to protect U.S. dollar denominated liabilities has resulted in lowering the exchange related impact on CSN's financial result. In 2Q02 alone, swap contracts and hedging instruments recorded gains of over R$700 million, what led to a financial income of R$771 million in this quarter and of R$532 million in the first half of 2002.

The greater exchange rate variation in 2002 (see Exchange Rate table) negatively impacted the lines of financial expenses and monetary/exchange variation. CSN recorded financial expenses of R$224 million in 2Q02 and R$383 million in 1H02. The line of net monetary/exchange variations though was also impacted by the amortization of the 2001 and 1999 exchange rate deferrals, in the amount of R$146 million and R$475 million, during 2Q02 and first half of 2002, respectively.

Exchange Rate Impact Deferral: In relation to the 2001 exchange rate deferral, in the 1st half of 2002, the Company amortized a total of R$416 million, leaving a balance of R$329 million to be amortized by 2004, of which R$96 million will be amortized in the second half of 2002. Regarding the 1999 exchange rate deferral, amortization expenses totaled R$59 million in the first half of 2002, and the outstanding balance of R$48 million will be fully amortized by the end of this year.

Equity in results of subsidiaries

Equity in results of subsidiaries totaled R$291 million in 2Q02, and R$304 million for the first half of 2002. The increase of R$202 million and R$188 million, respectively, was due mainly to the gain, in reais, in offshore affiliated companies, which have assets denominated in U.S. dollars.

Income Tax and Social Contribution

In the second quarter of 2002, CSN recorded income tax and social contribution credits totaling R$229 million. The difference of over R$40 million compared to the same period in 2001 is due to the higher pre-tax loss recorded in the period. For the same reason, in the first half of 2002, CSN recorded an income tax credit of R$330 million, a difference of R$36 million compared to 1H01.

Net Loss

Net loss in the second quarter of 2002 for the Parent Company was R$210 million (R$2.92 per ADR). For the first half of 2002, net loss was R$407 million, (R$5.68 per ADR). Consolidated figures were virtually identical, recording a net loss of R$408 million.

Consolidated Net Debt

CSN's consolidated gross debt on June 30, 2002 was US$2.66 billion, practically the same level as on March 31, 2002. Cash and cash equivalents on June 30, 2002 totaled US$0.86 billion, US$0.22 billion higher than March 31, 2002. The Company's consolidated net debt was US$1.8 billion on June 30, 2002, having decreased US$280 million, due mainly to return on cash investments during the period and cash generation from operations. On August 2, 2002, the Company paid the principal of its 2-year Notes in the amount of US$350 million, with its own cash resources. The only significant loan due until the end of 2002 is a US$140 million USCP in October. The Company is considering ways to refinance this line, but has a comfortable cash level in case it needs to use its own cash resources to meet this payment.

Capital Expenditures

In 1H02, total CAPEX was R$109 million, with R$30 million being allocated to environmental projects, R$8 million in residual payments for the revamping of BF#3 and HSM#2 and R$71 million toward other projects related to the maintenance of the Volta Redonda mill. Compared to the first half of 2001, investments were R$259 million lower, due to the revamping of BF#3 and HSM#2 in 2001.

Recent Events

- In June 2002, the Department of Supplemental Social Security (Secretaria de Previdência Complementar - SPC) approved the refinancing terms for the unfunded liabilities to be amortized for CSN's pension fund (CBS) by the sponsors, which corresponds to approximately 87% of the December 31, 2001 balance. The new agreement calls for the payment of 240 monthly installments, starting on June 28, 2002 - 12 installments of approximately R$900,000 each and the remaining 228 in the amount of approximately R$3 million each), adjusted by the INPC + 6% per annum. The agreement also calls for a possible advance payment of installments in the event of cash needs for the defined benefit plans. Furthermore, eventual debits/credits must be incorporated to the updated liability balance by the sponsors in order to preserve the equilibrium of the plans while maintaining the limits of the amortization schedule outlined in the contract.
- In the beginning of July 2002, CSN renewed its annual coal supply contracts, with an average price reduction in U.S. dollars of 8%. This reduction reflects a 4% drop in average coking coal prices and a 15% drop in average PCI coal prices. For coking coal, the reduction reflects strategic changes in the blend of coal utilized in terms of source and quality, and gains from negotiations, partially offset by an 8-13% increase in international prices for coking coal. For PCI coal, the reduction is a result of a 10% drop in international prices, due to favorable climactic conditions, stabilization of the USA energy crisis and the incorporation of new technologies in CSN's blast furnaces.
- On July 10, 2002, CSN's Board of Directors approved a proposal to acquire Cia Metalic Nordeste. The proposal will be submitted for approval at a General Shareholders' Meeting to be held of August 29, 2002. Metalic is the first and only company producing two-piece steel beverage cans, whose raw material is tinplate manufactured from special steel exclusively produced by CSN in Brazil. Metalic is currently owned by the Steinbruch family. The price of acquisition is R$108.5 million reais, indexed, as of April 1st, 2002, by the General Market Price Index as disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly installments, the first being due on September 15, 2002. On March 31, 2002, Metalic had financial obligations in the amount of approximately R$107.0 million reais. Such decision reflects (i) CSN's commercial strategy to open new business alternatives and markets for CSN products (ii) the possibility to raise the return on CSN's investments already made in the Presidente Vargas Steelworks in the modernization of its production lines; and (iii) the interest to aggregate further value to the high value-added products manufactured by CSN.
- On July 10, 2002, the Board of Directors approved the appointment of Fernando Perrone as Executive Officer of Infrastructure and Energy. José Paulo de Oliveira Alves, who occupied this post as well as serving as Executive Officer of New Business, will continue his duties in the latter position. Fernando Perrone, previously an Executive of BNDES and President of Infraero, assumed his position of Executive Officer on July 23, 2001.
- On July 11, 2002, João Ricardo de Siqueira Cavalcanti was appointed as interim President of CBS Previdência (CBS), replacing Luiz Fernando Perdigão de Oliveira, who departed from CSN. João Ricardo de Siqueira Cavalcanti will continue to act as Director of Human Resources, which he has occupied since January 2001.
- On July 17, 2002, CSN and Corus announced the signing of an agreement in principle on the terms of a proposed merger of the two companies. More information about this transaction is available at the Company's website: www.csn.com.br

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, capital expenditures, pension liabilities and funding obligations, the acquisition of Metalic and the merger with Corus. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-

payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, the outcome of Brazil's elections in October 2002, changes in laws and regulations and general competitive factors (on a global, regional or national basis)

Four pages of tables follow

CSN

for immediate release

INCOME STATEMENT

Parent Company – BR GAAP – In thousands of R$

	2nd Q 2002	1st Q 2002	2nd Q 2001	1st H 2001	1st H 2002
Gross revenues from sales & services	**1,213,775**	**1,119,508**	**1,033,357**	**2,058,389**	**2,333,283**
Deductions from gross revenues	(204,797)	(188,087)	(189,379)	(376,369)	(392,884)
Net revenues from sales & services	**1,008,978**	**931,421**	**843,978**	**1,682,020**	**1,940,399**
Domestic market	821,442	766,280	731,544	1,454,389	1,587,722
Export market	187,536	165,141	112,434	227,631	352,677
Cost of goods sold (CoGS)	**(599,523)**	**(577,726)**	**(551,015)**	**(1,048,071)**	**(1,177,249)**
CoGS, net of depreciation/depletion	(484,250)	(454,127)	(472,828)	(879,335)	(938,377)
Depreciation/depletion related to CoGS	(115,273)	(123,599)	(78,187)	(168,736)	(238,872)
Gross income	**409,455**	**353,695**	**292,963**	**633,949**	**763,150**
Gross Margin (%)	*40.6*	*38.0*	34.7	*37.7*	*39.3*
Selling expenses	(46,230)	(47,057)	(15,124)	(49,194)	(93,287)
General and administrative expenses	(67,048)	(53,859)	(47,151)	(99,668)	(120,907)
Depreciation/amortization in SG&A	(8,457)	(8,409)	(8,111)	(16,136)	(16,866)
Other operating income (expenses), net	(43,204)	(48,206)	(3,019)	(32,446)	(91,410)
Income before Financial and Equity results	**244,516**	**196,164**	**219,558**	**436,505**	**440,680**
Net Financial Results	(970,699)	(504,989)	(484,448)	(1,028,921)	(1,475,688)
Financial expenses	(224,141)	(158,658)	(176,474)	(349,471)	(382,799)
Financial income	771,388	(239,723)	104,390	232,127	531,665
Monetary / Exchange variations, net	(1,517,946)	(106,608)	(412,364)	(911,577)	(1,624,554)
Equity in results of subsidiaries	290,887	13,604	89,005	116,928	304,491
Operating loss	**(435,296)**	**(295,221)**	**(175,885)**	**(475,488)**	**(730,517)**
Non-operating income (expenses), net	(3,029)	(3,546)	481	1,384	(6,575)
Loss before IT and social contribution	**(438,325)**	**(298,767)**	**(175,404)**	**(474,104)**	**(737,092)**
Income tax provision	173,562	76,954	138,206	214,196	250,516
Social contribution tax credit (provision)	54,956	24,401	50,598	79,355	79,357
Net income (loss)	**(209,807)**	**(197,412)**	**13,400**	**(180,553)**	**(407,219)**
Number of shares (in thousands), excluding treasury stocks	71,729,261	71,729,261	71,729,261	71,729,261	71,729,261
Net income (loss) per 1000 shares – R$	(2.92)	(2.75)	0.19	(2.52)	(5.68)
Additional information					
EBITDA (*)	411,450	376,380	308,875	653,823	787,828
EBITDA Margin (%)	*40.8*	*40.4*	*35.7*	*38.9*	*40.6*
Interest on Equity/Dividends	50,000	-	-	-	50,000

(*) EBITDA = gross income – SG&A expenses + depreciation, amortization and depletion.

INCOME STATEMENT

Consolidated – BR GAAP – In thousands of R$

	2nd Q 2002	1st Q 2002	2nd Q 2001	1st H 2001	1st H 2002
Gross revenues from sales & services	**1,330,715**	**1,261,518**	**1,138,912**	**2,292,516**	**2,592,233**
Deductions from gross revenues	(228,818)	(218,906)	(219,884)	(435,111)	(447,724)
Net revenues from sales & services	**1,101,897**	**1,042,612**	**919,028**	**1,857,405**	**2,144,509**
Domestic market	886,899	860,451	795,529	1,609,041	1,747,350
Export market	214,998	182,161	123,499	248,364	397,159
Cost of goods sold (CoGS)	**(654,865)**	**(650,487)**	**(585,086)**	**(1,150,247)**	**(1,305,352)**
CoGS, net of depreciation/depletion	(535,886)	(521,974)	(503,346)	(976,989)	(1,057,860)
Depreciation/depletion related to CoGS	(118,979)	(128,513)	(81,740)	(173,258)	(247,492)
Gross income	**447,032**	**392,125**	**333,942**	**707,158**	**839,157**
Gross Margin (%)	*40.6*	*37.6*	*36.3*	*38.1*	*39.1*
Selling expenses	(68,836)	(72,077)	(28,635)	(79,687)	(140,913)
General and administrative expenses	(74,471)	(58,136)	(54,276)	(111,183)	(132,607)
Depreciation/amortization in SG&A	(9,820)	(10,021)	(8,111)	(16,136)	(19,841)
Other operating income (expenses), net	(41,900)	(45,015)	1,236	(30,952)	(86,915)
Net Financial Results	(680,324)	(489,121)	(398,057)	(897,967)	(1,169,445)
Financial expenses	(191,992)	(140,293)	(164,334)	(343,309)	(332,285)
Financial income	783,634	(239,969)	165,499	312,718	543,665
Monetary / Exchange variations, net	(1,271,966)	(108,859)	(399,222)	(867,376)	(1,380,825)
Equity in results of subsidiaries	(6,425)	(6,900)	(19,087)	(40,934)	(13,325)
Operating income (loss)	**(434,744)**	**(289,145)**	**(172,988)**	**(469,701)**	**(723,889)**
Non-operating income (expenses), net	(2,281)	(3,565)	(2,229)	(1,326)	(5,846)
Income before IT and social contribution	**(437,025)**	**(292,710)**	**(175,217)**	**(471,027)**	**(729,735)**
Income tax provision	172,459	72,550	135,624	207,714	245,009
Social contribution tax credit (provision)	54,648	22,353	49,593	76,738	77,001
Net income (loss)	**(209,918)**	**(197,807)**	**10,000**	**(186,575)**	**(407,725)**
EBITDA	422,704	390,425	332,771	689,546	813,129
EBITDA Margin (%)	*38.3*	*37.4*	*36.2*	*37.1*	*37.9*

CSN

for immediate release

BALANCE SHEET
BR GAAP — In thousands of R$

	Parent Company		Consolidated	
	On 06.30.2002	On 03.31.2002	On 06.30.2002	On 03.31.2002
Current assets	**3,927,761**	**3,175,545**	**4,791,295**	**3,695,676**
Cash & marketable securities	1,868,871	1,077,050	2,436,479	1,472,102
Trade accounts receivable	817,869	847,715	1,176,031	1,067,300
Inventories	529,049	587,007	631,246	675,839
Others	711,972	663,773	547,539	480,435
Long-term receivables	**1,459,537**	**1,935,014**	**1,517,461**	**1,361,855**
Permanent assets	**10,517,032**	**9,747,426**	**8,759,469**	**8,896,486**
Investments	2,349,555	1,388,534	20,379	27,195
Fixed assets	7,623,251	7,672,422	8,130,523	8,119,002
Deferred charges	544,226	686,470	608,567	750,289
Total assets	**15,904,330**	**14,857,985**	**15,068,225**	**13,954,017**
Current Liabilities	**4,151,883**	**3,659,693**	**5,243,242**	**3,794,973**
Loans and financing	3,010,671	2,566,959	4,180,845	2,773,117
Others	1,141,212	1,092,734	1,062,397	1,021,856
Long-term liabilities	**7,042,842**	**6,228,880**	**5,150,427**	**5,226,457**
Loans & financing	4,466,219	3,882,966	3,383,757	3,534,516
Taxes on revaluation reserve	1,098,510	1,098,795	1,100,324	1,100,611
Others	1,478,113	1,247,119	666,346	591,330
Shareholders' equity	**4,709,605**	**4,969,412**	**4,674,556**	**4,932,587**
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	10,485	10,485	10,485	10,485
Revaluation reserves	2,260,311	2,286,348	2,260,311	2,286,348
Revenue reserves	1,111,358	1,161,358	1,111,358	1,161,358
Retained losses	(353,496)	(169,726)	(388,545)	(206,551)
otal Liabilities and Shareholders' equity	**15,904,330**	**14,857,985**	**15,068,225**	**13,954,017**

SALES VOLUME
In thousands of tonnes

	2nd Q 2002	1st Q 2002	2nd Q 2001	1st H 2001	1st H 2002
BRAZILIAN MARKET	**894**	**867**	**889**	**1,744**	**1,761**
Hot Rolled	354	338	342	654	692
Cold Rolled	213	207	212	392	420
Galvanized	146	155	162	356	301
Tin Mill Products	168	156	173	342	324
Slabs	13	11	-	-	24
EXPORT MARKET	**306**	**329**	**140**	**303**	**635**
Hot Rolled	67	57	34	85	123
Cold Rolled	12	4	12	24	16
Galvanized	12	5	14	20	18
Tin Mill Products	78	72	80	174	150
Slabs	137	191	-	-	328
TOTAL MARKET	**1,200**	**1,196**	**1,029**	**2,047**	**2,396**
Hot Rolled	421	395	376	740	816
Cold Rolled	225	211	224	416	436
Galvanized	158	160	176	375	320
Tin Mill Products	246	228	253	516	473
Slabs	150	202	-	-	351

Exchange Rates (R$/US$)							
	4th Q 2000	1st Q 2001	2nd Q 2001	3rd Q 2001	4th Q 2001	1st Q 2002	2nd Q 2002
US$	1.9554	2.1616	2.3049	2.6713	2.3204	2.3236	2.8444
Change (%)	6.1	10.5	6.6	15.9	(13.1)	0.1	22.4

INVESTMENTS IN FIXED AND DEFERRED ASSETS – PARENT COMPANY
In millions of reais

	2nd Q 2002	1st Q 2002	2nd Q 2001	1st H 2001	1st H 2002
Technological improvements	12.7	6.6	21.1	71.3	19.3
Cold Strip Mill #2/3	0.3	0.1	-	-	0.4
BF#3	6.2	(1.4)	79.8	119.7	4.8
Hot Strip Mill#2	2.5	0.7	20.7	37.4	3.2
Environmental projects	15.3	10.2	23.3	36.4	25.5
Deferred	11.7	7.3	10.2	20.5	19.0
Others*	20.2	16.6	46.4	83.0	36.8
TOTAL	**68.9**	**40.1**	**201.5**	**368.3**	**109.0**

* general construction work, materials, maintenance, logistics, etc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ________________________
Name: Otávio de García Lazcano
Title: Principal Financial Officer

Dated: August 15, 2002